September 14, 2004


Mail Stop 4-6

Mr. John R. Ward
Chairman and Chief Financial Officer
Teknik Digital Arts, Inc.
7377 E. Doubletree Ranch Road, Suite #270
Scottsdale, AZ 85258

Re:	Teknik Digital Arts, Inc.
	Registration Statement on Form SB-2
	File No. 333-118101

Dear Mr. Ward:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our
review.   Feel free to call us at the telephone numbers listed at the end of this letter.

REGISTRATION STATEMENT ON FORM SB-2

Outside Front Cover Page

1. We note from the cover page and page 25 of the filing that the price at which your common shares are sold may be based on prices prevailing at the time of sale, or on prices relating to such prevailing market prices, or on negotiated prices. As there is not yet a market for your common shares, please revise the outside front cover page of the prospectus to include the following language:

"The selling shareholders will sell at a price of $x.xx (or a range) per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices."

2. Please delete the reference to the "NASDAQ Over-the-Counter
Bulletin Board." Instead, you may indicate that the OTCBB is administered by NASDAQ.

The Offering

3. Please revise the "Use of Proceeds" paragraph to indicate that the warrants covering 3,300,000 shares of common stock have an initial exercise price of $2.50. Additionally, similarly revise your risk factor entitled, "If we are unable to obtain substantial additional financing we may not be able to remain in business."

Risk Factors

4. You are required to disclose the "most significant factors" that make this offering speculative or risky. Please revise the first paragraph of this section to indicate clearly that you are describing the material risks associated with the offering of shares of your common stock. Refer to Item 503 of Regulation S-K. In addition, to the extent that you do not deem certain other risks material at this time, you should not refer to them in this section. In this regard, please delete the language indicating that the "risks and uncertainties described [in your risk factors section] are not the only ones facing [the Company]" and that "[a]dditional risks and uncertainties that [you] are unaware of or that [you] currently deem immaterial, also may become important factors that adversely affect [the Company]."

5. Some of your subheadings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note "We may not successfully develop new products and services" and "We will be dependent on hardware platform manufacturers for the manufacture, marketing, distribution and support of products that we develop for their platforms." Where you have not already done so, please revise each of your subheadings to ensure that they disclose the specific risk or risks that you are discussing in the text.

6. We note from page 24 that your common shares will be subject to "penny stock" rules. Please revise your "Risk Factors" section to include a discussion of the penny stock rules and the additional risks they pose to investors.

7. Please revise this section to add a discussion regarding the risks associated with relying on third parties, such as Quicksilver and Playentertainment, for the intellectual property necessary to market your products.

If we endeavor to expand our limited presence in international markets we will become subject to additional business risks, p.8

8. Please revise this risk factor to indicate the extent to which you have any current international presence. Additionally, we note that you refer to the expansion of your international presence in "Plan of Operations." Please revise that section to include more information about your current international operations, as well.

As a new investor, you will experience immediate and substantial dilution in the value of our common stock, p.11

9. Please revise the text of this risk factor to provide quantified information regarding the effect of dilution to shareholders after the offering.

Use of Proceeds

10. You state that the proceeds from exercises of the warrants, if any, will be used for general corporate purposes, including working capital, research and development and expansion of sales and marketing activities. Item 504 of Regulation S-B requires that you state how the net proceeds will be used, indicating the amount to be used for each purpose or, alternatively, if you have no current specific plans, that you disclose this fact and discuss the principal reasons for the offering. Have you prepared business plans to incur expenses or engage in activities that could not be funded with the cash flow you anticipate from continuing operations? If so, it appears that you have a plan to use the funds from the potential exercise of the warrants, which you should more specifically disclose. Please provide a detailed supplemental analysis and revise as appropriate.

Selling Security Holders

11. It does not appear that any of the legal entities named as selling stockholders are reporting companies. Accordingly, please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by such legal entities. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

12. It does not appear that any of the selling stockholders are registered broker-dealers. Please confirm. Additionally, if any of the selling stockholders are affiliates of registered broker-dealers, expand the prospectus disclosure to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

13. We note that an affiliate of the company is offering 3.9 million shares, or approximately 47% of your common stock issued and outstanding as of the date of this prospectus. Please note that we often take the view that a large offering by selling security holders who are affiliates of the issuer is, in essence, an offering "by or on behalf of the registrant" "at the market" that must comply with the requirements of Rule 415(a)(4). Please supplementally tell us what consideration you have given to whether CodeFire Acquisition Corp.`s offering is really an offering by or on behalf of the company subject to the requirements of Rule 415(a)(4). We may have further comment upon review of your response.

14. Please revise the footnotes to the Selling Security Holders table to indicate the material terms of the transactions pursuant to which the selling security holders received their securities. In this regard, we would expect to see information regarding the date of and consideration received in each transaction, any other material terms of the transactions, the exemptions from registration upon which you relied for the issuance of the securities and the facts that made such exemptions available. Additionally, the agreements governing such transactions should be filed as exhibits to the registration statement. See Item 601(b)(4) of Regulation S-B.

Plan of Operations

Summary of our plan, p.14

15. Explain why you believe you will be able to rely on the exercise of warrants to provide the additional funds you will need to raise in the next 12 months. For example, do you think it is likely that the warrants will be in-the-money during the next 12 months? If not, why do you believe that you will be able to raise additional funds through the exercise of outstanding warrants?

16. Please revise to provide more information regarding the material terms of your joint venture with Playentertainment. We note your disclosure in the first paragraph of Note 7 to the financial statements.

Revenue, p.14

17. We note that AniDragon was released in August of 2003 but that you had not generated any revenues as of March 31, 2004. Please revise to explain why AniDragon has not provided any revenues for the Company in seven months, and disclose your expected timetable for generating revenues from this product.

Liquidity and Capital Resources, p.15

18. In the last paragraph of this section, you indicate that past private placements of common stock will provide you with your immediate financial requirements to enable you to continue as a going concern. However, considering that, even including the proceeds of your past offerings of common stock, your total current assets were only $12,095, please revise to better explain the basis for your belief that past private placements will continue to provide you with additional funds, or revise as appropriate.

19. Consistent with your disclosure in Note 2 to the financial statements, describe with specificity your liabilities as of March 31, 2004. In this regard, please identify the related party to whom you owed $128,224 under the note. Confirm that you currently do not have any amount outstanding under any credit facility. We note your reference to a "previous revolving line of credit."

Business

20. We note from your disclosure in this section and in other places throughout the document that you have license agreements regarding your right to use the "Fear Factor" and "Next Action Star" logos and related rights and that you are currently developing related products. Please revise to disclose the duration of these licenses. See Item 101(b)(7) of Regulation S-B. Additionally, the durations of any other current or future material license agreements should be disclosed as well.

21. Please revise to disclose the amount spent on research and development activities to date.

Company Overview, page 16

22. Describe in detail the business history of Playentertainment LLP addressing how long they have been in the business of developing and marketing videogames for mobile and console applications. Address any related party relationship you may have with Playentertainment.

23. Discuss the current status of the "Next Action Star" and "Fear Factor" games. We note that you intend to launch these products in September 2004.

Our Technology, p.17

AniGadget

24. Please revise to better explain how this product works. For example, would you provide customers with hardware that connects to your online site and on which customers would play your games? Your current disclosure does not clearly indicate how the "device" relates back to your online distribution model.

Our Markets, p.18

Mobile applications market

25. Please supplementally provide us with support for your statement that "[d]omestic carriers generally have targeted a revenue split of 20% to the carrier and 80% to the developer." Additionally, provide similar support for your statement on page 14 that "[w]ireless carriers in the United States offer a very favorable revenue sharing model with mobile application developers, with net revenue to the application developer generally exceeding 70 to 75% of monthly subscription fees."

Description of Property, p.19

26. We note that your lease will expire on September 30, 2004. In your next amendment, ensure that this section is updated to reflect whether you have entered into a new lease for the same space or whether you have negotiated a lease for a different location.

Management

Compensation Committee Interlocks and Insider Participation, p.21

27. We note your disclosure on page 21 indicating that the directors on the compensation committee have no interlocking relationships. While you are not required to include this type of disclosure in your filing, if you choose to do so, please note that Item 402(j)(1)(iii) of Regulation S-K requires that this section include any disclosure required by Item 404 of Regulation S-K applicable to a member of the compensation committee. As Mr. Ward is the president of CodeFire Acquisition Corp., which has entered into transactions with the Company, this disclosure should be revised to include all applicable information required by Item 404. You need not repeat the same information under "Certain Relationships and Related Transactions" and may include an appropriate cross-reference to "Compensation Committee Interlocks and Insider Participation" in that section.

Executive Compensation

Summary Compensation Table, p.21

28. Revise your summary compensation table and related footnotes to disclose current information regarding the compensation received by all named executive officers in the last fiscal year. In this regard, we note that the current disclosure reflects only compensation amounts paid from January through March of 2003. Ensure that similar disclosure throughout the document is updated as well.

Employment Agreements, p.22

29. Your disclosure in this section indicates that Mr. Comstock was granted options covering 100,000 shares of common stock in fiscal 2003. However, the summary compensation and option grant tables indicate that Mr. Comstock was granted options covering only 50,000 shares in fiscal 2003. Please revise as appropriate or advise.

Plan of Distribution

30. You indicate that the selling security holders may offer their shares in connection with short sales, including short selling against the box. Tell us whether the selling security holders have any open short positions. In your response letter, please advise us that the Company and the selling stockholders are aware of CF Tel. Interp. A.65

Determination of Offering Price, p.25

31. In addition to revising this section consistent with our comment above, please revise to disclose how the initial offering price will be determined. In this regard, we note your statement on page 11 that the initial offering price will be determined through negotiations between the selling representatives and the Company.

Recent Sales of Unregistered Securities

32. Please expand the disclosure in this section to provide all of the information required by Item 701 of Regulation S-B. In this regard, we note that the date, title and amount of securities issued in all transactions should be disclosed, as well as the total offering price involved in such transactions, the exemptions from registration upon which you relied in issuing the securities and the facts that made such exemptions available.

Exhibits

33. We note from page 28 that you entered into a license agreement with CAC to obtain the development and marketing rights to the AniDragon software. Please ensure that this agreement is filed with your next amendment. Additionally, we note from page 17 that you have two licensed, branded products currently under development under a joint venture agreement with Playentertainment. While we note that you have filed the joint venture agreement, as the licenses for "Fear Factor" and "Next Action Star" appear to be material to your business for purposes of Item 601(b)(10), they should be filed as exhibits to your next amendment.

Signatures

34. While we note that the filing has been signed by your President and CFO, as well as your directors, please note that your next amendment should also be signed by your chief executive officer and your controller or principal accounting officer. See Instruction 1 of the Form SB-2 Instructions for Signatures. If these positions are held by individuals who are already signing the filing, revise to include the additional titles by their names.

ACCOUNTING COMMENTS

35. The registrant must file an audited financial statement as of a date within 135 days before the initial filing date of the registration statement since the issuers existed for a period less than one fiscal year. See Item 310(a) of Regulation S-B. The staff will not commence its review until such audited financial statements are included in the next amended registration statement. The financial statements for the six months ending March 31, 2004 should be audited and the three months ending June 30, 2004 can be presented on an unaudited basis.

36. Revise to provide updated financial information throughout the registration statement as required by Item 310(b) of Regulation S-B.

Prospectus Summary, page 1

37. You state that you are in the process of developing and acquiring core technologies. Tell us and discuss in detail the nature of the core technologies that are being developed and acquired including the costs to acquire, develop and make ready for consumer use. Indicate how this technology relates to AniDragon launched in August 2003. Define and clarify what you mean by using the term launched since it implies that you have successfully developed a product.

38. Discuss in detail the joint venture entered into to develop and publish the mobile video game based on Fear Factor and the forthcoming reality series Next Action Star. Disclose who the joint venture is with and what percentage ownership the company has. Indicate whether you have already acquired or licensed the right to use Fear Factor or Next Action Star. If so, describe the nature of the consideration exchanged to acquire this right. That is, explain whether the affiliate of Playentertainment can assign the rights to the joint venture.

39. Describe in detail the following:
* The specific nature of the individual core technologies you have developed to date, which can be used on mobile devices, personal computers and console platforms.
* The nature and terms of the strategic license agreements you have entered into to date with respect to high-profile intellectual properties.

Risk Factors page 3

40. Tell us and disclose on page 6 who performs the internal quality assurance testing and customer testing of the company`s pre-commercial releases. Indicate if there are any customers who are currently testing your products.

41. Disclose when the simulated 3D graphics was commercially deployed. Disclose the manner in which it is deployed.

Plan of Operations pages 14-15

Summary of Our Plan, page 14

42. Please revise this section to provide quantified information supporting your belief that you can satisfy the cash requirements of your current operations for the next 12 months. In this regard, we note from page 15 that your cash and cash equivalents as of March 31, 2004 was $699 and that you had total current liabilities of $204,345 and total current assets of only $12,095. Indicate the amount of cash needed to fund operations and the type of expenditures to be incurred. If you are relying on exercise of the warrants, indicate this fact and the ability of the equity holders to exercise them, including their relationship to you. In addition, you disclose that you plan to continue to devote resources to research and development. Expand this discussion to include the current status of the products under development and the amount expensed to date and the amount required to be expended to bring the products to commercial feasibility.

Revenue, page 14

43. Tell us and disclose clearly whether you have entered into any contractual relationships with any of the wireless carriers in the United States that you note in this discussion.

44. Discuss in greater detail the nature and terms of your Letter of Intent with Quicksilver Software Inc. Describe more fully the Icon Messenger and SpellStrike products that are part of the proposed letter of intent with Quickilver. We note the letter of intent is dated May 17, 2003 and that a number of the individuals identified in the letter are no longer with the Company. It does not appear that the terms and conditions of the Letter of Intent were ever met or addressed by the parties involved. Your disclosures should be revised to provide updated information regarding the status of the Letter of Intent throughout the document.

45. Disclose how you have accounted for the option to purchase Quicksilver`s share of future revenue for either $1 million or 5 times their share of the project`s highest annual revenue. Disclose the specific terms of the purchase option. Indicate whether Quicksilver has the option to sell its share to the company. We may have further comment.

46. Discuss the nature of the "miscellaneous income" recognized during
each period presented.   Indicate whether any of this income is
recurring.

Expenses, pages 14-15

47. Revise you statement to clarify that one member of management has experience in the area of design, illustration and animation and that the rest of the management team has no real experience in developing software products. In this regard, clearly indicate the need to hire people with relevant experience and the cost associated with that effort.

48. Describe in detail the type of general and administrative expenses incurred for each period presented in the financial statements. Also, disclose who provided the services and the nature of consideration paid (i.e., payment in form of equity securities). We may have further comment.

Liquidity and Capital Resources, Page 15

49. Revise to clearly disclose how you will fund your liquidity needs on a short-term and long-term basis. Identify the sources of liquidity utilized in the past and indicate the availability of these sources in the future. In this regard, indicate how you have relied on related parties to provide loans to help finance your operations and describe their ability to continue to finance the company`s operations. Also, disclose how you have utilized equity securities to pay for operating expenditures and your ability to continue to use this form of consideration in future transactions.

Business, pages 16-19

50. With respect to the "Next Action Star" and "Fear Factor" games you intend to launch in September of 2004, address how you plan to distribute and publish them as well as provide the financing given your current state of financial condition and given the fact that you only have 4 full time employees.

51. Revise your discussion of your "Strengths" to specifically disclose how you have improved the interface between the machine and the user. Additionally, discuss in detail the technologies you have developed and are refining which will be used to enable interactive multiplayer game play on various platforms.

Certain Relationships, page 28

52. Based on your disclosures it appears that on December 31, 2003 you entered into a transaction where you issued CAC, 1 million shares of common stock valued at $.50 per share (a total value of $500,000) for payment of all funds outstanding under the revolving line of credit. The funds outstanding at that point in time were $64,783 in principal and $11,078 in interest for a total of $75,861. Disclose how you accounted for the difference in the value paid off under the line of credit and the value given to CAC. Additionally, address how you determined the fair value of the common stock to be $.50 per share at 12/31/2003. Reconcile these disclosures to the information in Note 2 to the financial statements. We may have further comments.

Accountants Report

53. Revise the accountants report to include the name of the independent accountant.

54. Based on the information presented in the registration statement it is unclear to the staff why the accountants report makes no reference to the operation of the company as a going concern. Please advise.

55. We note your disclosure under the "Experts" section on page 30 that the independent accountants reviewed the interim period financial statements. Please revise to file the review report as required by
Item 310(b) of Regulation S-B.

Financial Statements

Income Statement, page F-4

56. Revise the cumulative loss column to specifically identify that this information is representative of the losses from the date of inception (January 29,2003) through the date of the most recent period presented (March 31, 2004).

57. If there were 6,635,000 shares outstanding at September 30, 2003 and there were 7,825,000 shares outstanding at March 31, 2004, then explain why the weighted average shares outstanding for the 6 month period ending March 31, 2004 is only 6,414,590? It appears that the amount should be greater than the number of shares outstanding as of September 30, 2003. Please advise.

Statement of Stockholders Equity page F-5

58. Tell us why there was no additional paid in capital recognized in conjunction with the issuance of common stock during the fiscal period ended September 30, 2003.

59. Disclose in the notes to the financial statements and in the business section, the parties involved, the nature and terms of the software purchase agreement entered into during the six-month period ended March 31, 2004. If purchased from a stockholder, indicate their ownership percentage and their cost in the software. Additionally, describe how you are accounting for the software including why the amount was expensed. We may have further comment.

Notes to the Financial Statements

General

60. Revise to provide the disclosures required by paragraph 11(d)(3) of SFAS 7 as it relates to the issuance of common stock for noncash consideration. Describe how fair value was determined for each transaction.

61. Revise to provide an accounting policy that addresses SOP 98-5.

Note 1 Accounting Policies, pages F-7 to F-10

62. Supplementally provide a summary of the components that are
included in the line item "prepaid expenses".   Provide disclosure of
your accounting policy for any significant component.

63. Provide an accounting policy which address the types of expenses included within the line item "general and administrative expense" in the statement of operations. If related parties have provided these expenses then you should clearly describe what services have been
provided and how these services were valued.   In addition, revise to
disclose the amount of research and development expense. See paragraph 13 of SFAS 2.

64. Provide an accounting policy, which addresses and identifies what is included in the line item "miscellaneous income."

Note 3 Stock Options, page F-11

65. Disclose to whom you granted the stock options on July 1, 2003. Disclose the number of options, which were exercisable at September 30, 2003 and also on March 31, 2004. Indicate the fair value of the underlying shares of common stock on the date the options were granted. Describe how the fair value was determined. Additionally, indicate whether you have issued any options subsequent to your reporting periods.

Note 4 Warrants, page F-12

66. Disclose why the warrants were issued to both CAC and Fortune Lab LLC on December 31, 2003. Describe how you are accounting for this issuance. Explain why you did not ascribe a fair value to them. These options should be valued in accordance with paragraphs 8 and 9 of SFAS 123 (i.e., the option-pricing model must include a volatility factor).

Note 5 Commitments and Contingencies, page F-13

67. We note the disclosure within the business section, which indicates that your lease expires on September 30, 2004. Please revise to provide the current status of this lease.

Note 6 Income Taxes page F-13

68. Revise to provide all of the disclosures required by paragraph 43 of SFAS 109.

Note 7 Investments - Joint Venture

69. We note you have a 50% ownership interest in Playentertainment. Tell us why you will account for this investment under the equity method as opposed to consolidation in accordance with FIN 46. Identify any other variable interest in the joint venture. Also, address Playentertainment`s ability to convert its interest into shares of common stock of the company. Please advise.

70. It is unclear to us why you have reflected both an asset and an offsetting liability in the balance sheet as of March 31, 2004. Tell us what authoritative accounting literature you are following in accounting for the joint venture agreement. Also, tell us what consideration you gave to including financial statements of the Joint Venture since it represents a material investment for the company. We may have further comment.

71. The disclosures indicate that Playentertainment can convert its Membership interest in the joint venture into shares of common stock. Disclose into what shares the membership interests may be converted.

Item 26. Recent Sales of Unregistered Securities, page II-1.

72. You disclose that John R. Ward transferred, by gift, approximately 3,044,000 shares of common stock. Indicate who received these shares and explain the reasons for the transfer. Refer to SAB Topic 5 (T).

*	*	*	*	*

As appropriate, please amend your filing in response to these comments. You must submit a copy of the filing with the amendment that is marked in accordance with Item 310 of Regulation S-T. You may wish to provide us with marked copies of the amendment to expedite our
review.   Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

	You may contact Marc Thomas at (202) 942-1792 or Stephen Krikorian at (202) 942-2959 if you have questions or comments on the financial statements and related matters. Please contact Sara Kalin at (202) 942-2986, or Tangela Richter, at (202) 942-1837, with any other questions. If you need further assistance, you may contact me at (202) 942-1800.


							Sincerely,



							Barbara Jacobs
							Assistant Director



CC:	Via Facsimile
	Mr. Gregory R. Hall, Esq.
	Squire, Sanders & Dempsey L.L.P.
	Two Renaissance Square
	40 North Central Avenue, Suite 2700
	Phoenix, AZ 85004-4498
	Telephone:  (602) 528-4000
	Facsimile:   (602) 253-8129





Mr. John Ward
September 14, 2004
Page 15